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October 2, 2014

VIA EMAIL (longjw@sec.gov)

Jeffrey W. Long

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Copley Fund, Inc.

Dear Mr. Long:

I write further to our conversation yesterday concerning the Copley Fund (the “Fund”).

You asked for more detail regarding the “deficiency in internal control” noted in the report by the Fund’s accountants, EisnerAmper, dated April 30, 2014. This was noted in item 11 to the Fund’s Form N-CSR dated May 6, 2014.

The Fund is required to, and does, report its Net Asset Value (“NAV”) on a daily basis every day in which the securities markets are open in the U.S. As are aware from the Fund’s filings, it is involved in extensive litigation with the SEC relating to the appropriate tax reserve which the Fund should report and use in calculating its NAV.

The law firm which represents the Fund in this litigation bills monthly at agreed hourly rates. The billing varies substantially from month to month depending on the work done, which is in turn a function of, inter alia, when various pleadings, motions, memoranda and similar documents must be prepared and filed. Thus, it is difficult, if not impossible, to accrue and reflect these expenses until bills are received. The Fund’s independent certified accountants determined that these expenses were not timely recorded, reviewed and reconciled…and therefore not properly reflected in the daily NAV calculation.

The Fund retained Roy C. Hale, CPA, a member of its board of directors, and a former independent registered public accountant for the Fund, to review this matter no less frequently than monthly in order to ensure that the above mentioned expenses are properly recorded and reflected in NAV calculations in as timely a manner as possible.

The year end (February 28, 2014) adjustment required by the foregoing was 13 cents (from $63.24 to $63.11). This adjustment of approximately two-tenths of one percent was not considered material.

On the other matter you raised in our discussion, the Fund’s fidelity bond will be filed on the Edgar System.

Sincerely yours,

David I. Faust